EXHIBIT 99.1

Patagonia Gold Enters into Definitive Agreements to Acquire
the Homenaje and Nico Projects in Argentina

April 19, 2021 – Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (PGDC.TSXV) announces it has entered into definitive agreements to acquire two projects in the Deseado Massif of southern Argentina. Patagonia entered into a definitive option agreement dated April 15, 2021 (the “Option Agreement”) with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants Patagonia an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project (the “Homenaje Project” or “Homenaje”) located in Santa Cruz Province, Argentina. Patagonia also entered into a definitive transfer agreement dated April 15, 2021 (the “Transfer Agreement”) with the Vendors, which grants Patagonia a 100% undivided interest in and to Australis’ rights and interest in the Nico project (the “Nico Project” or “Nico”) located in Santa Cruz Province, Argentina.

Summary of the Terms of the Definitive Agreements

Homenaje Project

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% managing, joint venture interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

•	an initial work program over six years of $2,550,000 in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;
•	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum commitment of US$400,000 over the first 18-months;
•
following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $400,000 of Exploration Expenditures in any 12-month period, and a minimum of $200,000 of Exploration Expenditures in any six-month period; and

•
a pre-feasibility study, prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects for a mineral resource of not less than 300,000 contained ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% net smelter return (“NSR”) royalty.

Nico Project

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of the third year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost to Mirasol.

Christopher van Tienhoven, CEO of the Company, stated “We are pleased to secure these properties and we look forward to our exploration and mining team commencing work on them.  New discoveries at Homenaje and Nico are expected to have synergies with our nearby Cap-Oeste project and our Martha mine and mill, respectively”.

Overview of the Projects

Homenaje Project

Homenaje occurs within a +11,050-hectare land package abutting the Company’s El Tranquilo block on the west-southwest. From its exploration activities, consisting of geologic and geophysical mapping, sampling and geochemical analyses, Mirasol defined several northwest-trending, anomalous areas within the favorable, Jurassic-aged Chon Aike Formation - the major host to mineral deposits in the Deseado Massif.  Homenaje Project is just three kilometers south-southwest of Patagonia’s Cap-Oeste mine.  No drilling has been conducted at Homenaje to date.

Nico Project

Nico occurs within a large (+77,700-hectare) land package in the central part of the Deseado Massif. It is traversed by a major, provincial highway and is situated about 45 kilometers north of Patagonia’s Mina Martha mine and mill.  Work by Mirasol and others at Nico, consisting of geologic and geophysical mapping, sampling and geochemical analyses, has defined four (4) areas of interest: Endeavor, Aurora, Vittoria, and Resolution.  Highly anomalous gold and silver values, up to 35 g/t Au and +6,100 g/t Ag, were defined from Mirasol's geochemical work.  Eleven (11) core holes were completed on the Tito structures in the Endeavor target in 2009, which yielded values up to 2.25 grams per tonne (g/t) Au and 197 g/t Ag (within 1.25 meters, drill length).

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM and the qualified person as defined by National Instrument 43- 101, has reviewed and approved the scientific and technical content of this press release.

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the Province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp.
E: cvantienhoven@patagoniagold.com
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